SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of December, 2018

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

2nd Floor West Wing, Lansdowne House

57 Berkeley Square

London, W1J 6ER

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

•	Press release dated December 24, 2018 announcing Corporate Developments

Ferroglobe Announces Sale of Non-core Asset and Standard & Poor’s Assigns Ferroglobe a ‘B+’ Long Term Issuer Credit Rating

LONDON, December 24, 2018 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe” or “the Company”), the world’s leading producer of silicon metal, and a leading silicon- and manganese-based specialty alloys producer, has provided an update on two corporate events.

Ferroglobe Announces Sale of Non-core Assets

Ferroglobe has entered into a definitive agreement to sell its majority interest in its Spanish subsidiary Hidro Nitro Española S.A. (“HNE”) to an entity sponsored by a Spanish renewable energies fund. HNE operates hydropower plants with 18.9 megawatts of generating capacity under long-term leases.  The Company will receive net proceeds of circa € 18 million ($20.5 million) from the transaction, which it will use to pay down existing indebtedness under its revolving credit facility. This transaction does not require any regulatory approvals and will close on December 31, 2018.

“The sale of these hydro plants fulfils one of the initiatives we set out for 2018,” said Pedro Larrea, Ferroglobe’s Chief Executive Officer. “Given the valuation multiple realized for these assets, the transaction is immediately accretive and helps us take a step towards deleveraging our balance sheet. This divestiture and the release of working capital that is currently underway will strengthen our balance sheet, and we remain confident that Ferroglobe will deliver strong cash-flow generation in Q4.”

Standard & Poor’s assigns Ferroglobe a ‘B+’ Long Term Issuer Credit Rating

Ferroglobe has been assigned a long-term issuer credit rating of "B+ with Negative Outlook” by Standard & Poor’s Financial Services (“S&P”). S&P´s evaluation has been reviewed and confirmed after Ferroglobe´s Q3 earnings announcement and its related financial statements.

In its assessment, S&P mentions the following factors regarding Ferroglobe’s financial condition and performance:

•	“We factor into our assessment Ferroglobe´s position as a global leading producer in its subsectors,” which “translates into market shares of approximately 20%-30% in the different divisions.”
•

“The Company has a fair global footprint with facilities in Europe, the Americas, Africa, and China, allowing it to optimize its production and logistics at short notice.” “Ferroglobe is also able to shift production to the extent capacity allows, utilizing the most cost-efficient plants.”

•	“Our assessment takes into account the Company’s ability to generate positive FOCF through the cycle and material working capital inflows during downturns” and “we assess liquidity as adequate.”

Ferroglobe’s Chief Financial Officer, Philip Murnane, commented: “We welcome this initial rating by Standard & Poor’s and appreciate the sensitivities considered in their assessment. The rating agency specifically highlights a healthy liquidity position for Ferroglobe and the Company’s operational flexibility. Although there are some concerns that have led to a negative outlook, we believe many of these factors can be mitigated. Further, by delivering on various current initiatives we expect to improve our overall financial metrics and demonstrate our ability to navigate the volatility in the business in a disciplined and effective manner.”

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon-based specialty alloys, and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as "anticipate", "believe", "could", "estimate", "expect", "forecast", "guidance", "intends", "likely", "may", "plan", "potential", "predicts", "seek", "will" and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods presented herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACTS:

Phillip Murnane: +44 (0) 203 129 2265, +44 (0) 7771 544 988

Chief Financial Officer

Email: phillip.murnane@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 26, 2018
FERROGLOBE PLC

by	/s/ Phillip Murnane
Name: Phillip Murnane
Title: Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)